March 17, 2023

David Plattner
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

VIA EDGAR AND ELECTRONIC MAIL

Re:	AmeriServ Financial Inc. (“ASRV” or the “Company”) PREC14A filed February 8, 2023 (as amended, the “Preliminary Proxy Statement”) Filed by Driver Management Company LLC, et al. SEC File No. 000-11204

Dear Mr. Plattner,

On behalf of Driver Management Company LLC (“Driver Management”), Driver Opportunity Partners I LP (“Driver Opportunity”) and J. Abbott R. Cooper (together with Driver Management and Driver Opportunity, “Driver”), I am providing Driver’s responses to the comments of the Staff (the “Staff”) of the Office of Mergers and Acquisitions in the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 17, 2023, with regard to the above-referenced Preliminary Proxy Statement filed by Driver Management. For the Staff’s convenience, the text of the Staff’s comments are set forth below in bold, followed by Driver’s responses. Capitalized terms not otherwise defined shall have the meaning given in the Preliminary Proxy Statement.

PREC14A filed February 8, 2023

Proposal 1, Election of Directors, page 17

1.	We note the following disclosure on page 19: “Mr. Rudolph's father, Bill Rudolph, has a personal line of credit with the Company in the amount of $4 million. Mr. Rudolph's brother-in-law, has several commercial mortgages with the Company for the purchase of rental units.” Please provide complete disclosure with respect to each of these matters. See Items 5(b)(1)(xi) and 7(b) of Schedule 14A and Item 404(a) of Regulation S-K.

The Company is a bank holding company. Pursuant to Instruction 4(c) of Item 404(a) of Regulation S-K, Driver believes that, since neither the commercial mortgages nor the line of credit appear to be disclosed as past due, nonaccrual or troubled debt restructurings in the Company’s consolidated financial statements, the only additional disclosure required are the statements listed in Instruction 4(c)(i)-(iii) of Item 404(a) Regulation S-K. The disclosure is qualified since the determination to provide the commercial mortgages and extend the line of credit was made by the Company and none of Driver, Mr. Rudolph, Mr. Rudolph’s brother-in-law nor Mr. Rudolph’s father were privy to the Company’s decision-making process and cannot definitively express a view as to those matters. Driver has revised the Preliminary Proxy Statement to provide additional detail.

2.	We note that Section 2.14 of the Company's Amended and Restated Bylaws provides that “[n]o person shall be eligible for election, re-election, appointment or re-appointment to the Board of Directors if such person is or within the preceding five years has been a director of any other depository institution unless such person is approved by a majority of the Board of Directors.” We understand that on January 9, 2023, The First of Long Island Corporation (“FLIC”), the parent company of the First National Bank of Long Island, announced that it had agreed to nominate Mr. Cooper for election to its board at its 2023 annual meeting. With a view toward revised disclosure concerning Mr. Cooper's ability to "stand for election" (see page 21), please advise as to whether Mr. Cooper's election to the FLIC board may jeopardize his eligibility to serve on the Company's board.

1266 East Main Street, Suite 700R
Stamford, CT 06902

Based on Driver’s review of the changes made to ASRV’s bylaws over time, Driver does not believe that Section 2.14. (the “Interlocks Bylaw”) of ASRV’s amended and restated bylaws as effective as of April 2, 2020 (the “Current Bylaws”) was ever validly adopted and is therefore invalid and of no legal effect. Driver notes that Section 9.2 of ASRV’s bylaws as adopted November 20, 1992 and revised, restated and adopted January 25, 2002 (the “2002 Bylaws”) states:

These Bylaws may be altered, amended, added to or repealed by a vote of the majority of the Board of Directors at any regular meeting of the Board, or at any special meeting of the Board called for that purpose, except they shall not make or alter any Bylaw fixing their qualifications, classification or term of office. Such action by the Board of Directors is subject, however, to the general right of the shareholders to change such action.1 [emphasis added]

The 2002 Bylaws were filed as Exhibit 3.2 to ASRV’s Form 10-K405 filed March 19, 2002.2 The Interlocks Bylaw is absent from the 2002 Bylaws.

On August 11, 2003, ASRV filed, as Exhibit 3.2 to its Form 10-Q filed that date (the “2Q03 10-Q”), another iteration of its bylaws (the “2003 Bylaws”), which contains the Interlock Bylaw.3 The 2Q03 10-Q also includes a record of the matters submitted to a vote of ASRV shareholders at its 2003 annual meeting of shareholders (the “2003 Annual Meeting”).4 That record does not indicate that any vote was taken to amend the 2002 Bylaws, nor does ASRV’s proxy statement for the 2003 Annual Meeting include a proposal to amend the 2002 Bylaws.5

Either the Interlocks Bylaw is a “qualification” for service as a member of the Board, as contemplated by 15 Pa. C.S. § 1722(a) or it isn’t and, presumably, is merely precatory at best. However, to the extent that ASRV might claim that the Interlocks Bylaw is a “qualification,” it does not appear to Driver that it was validly included in the 2003 Bylaws due to the absence of any action by ASRV shareholders to amend the 2002 Bylaws.6 In any event, Driver does not believe that the Interlocks Bylaw has any legal effect, including on the eligibility of Mr. Cooper, if he is elected to the board of directors (the “FLIC Board”) of The First of Long Island Corporation, to serve on the Board. As a result, Driver does not believe that any new or revised disclosure is required.

Driver believes that, to the extent ASRV includes any statements in any solicitation material to the effect that, if elected to the FLIC Board, Mr. Cooper would need the approval of the Board pursuant to the Interlocks Bylaw to be eligible to serve on the Board, such statements constitutes a false or misleading statement of material fact in violation of Exchange Act Rule 14a-9.

Votes Required for Approval, page 25

3.	We note the following disclosure: “Holders of ASRV Common Stock are entitled to cumulate their vote in the election of directors.” Please provide additional detail so as to provide complete disclosure in response to Item 6(c) of Schedule 14A.

Driver acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement accordingly.

Shareholder Proposals, page 28

1 https://www.sec.gov/Archives/edgar/data/707605/000089322002000276/w57352ex3-2.txt.

2 https://www.sec.gov/Archives/edgar/data/707605/000089322002000276/w57352e10-k405.txt.

3 https://www.sec.gov/Archives/edgar/data/707605/000070760503000198/bylaws.htm.

4 https://www.sec.gov/Archives/edgar/data/707605/000070760503000198/formq203.htm.

5 https://www.sec.gov/Archives/edgar/data/707605/000090359403000011/rproxy.txt.

6 The Bylaws were amended and restated effective April 2, 2020 by action of the Board. See, https://www.sec.gov/Archives/edgar/data/707605/000070760520000029/bylawsvirtualmeeting8k.htm. Previously, the Board amended and restated ASRV’s bylaws on October 17, 2019, June 21, 2018, May 17, 2018, December 30, 2014, December 23, 2009, January 20, 2005, January 5, 2005 and August 27, 2004.

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4.	In this section or elsewhere, please provide disclosure that is responsive to the requirements of Rule 14a-5(e)(3) and (4). See Item 1(c) of Schedule 14A.

Driver acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement accordingly.

General

5.	Please advise as to when the Participants anticipate distributing the proxy statement. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the Participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

Driver acknowledges the Staff’s comment and advises the Staff that it does not currently intend on distributing its definitive proxy statement prior to the Company’s distribution of its own definitive proxy statement; provided, however, that if Driver distributes its definitive proxy statement prior to the Company distributing its definitive proxy statement, Driver understands that it will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and will subsequently provide any omitted information in a supplement to its definitive proxy statement after the information has been made public by the Company in order to mitigate such risk.

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Please do not hesitate to contact the undersigned at 917-744-7758 or ac@drivermgmtco.com with any questions or to discuss Driver’s response to the Staff’s comments.

Driver Management Company LLC

/s/ J. Abbott R. Cooper

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